Exhibit (a)(3)

Letter to Shareholders

October 14, 2010

RE:       Get cash from your Magyar Telekom Plc. investment

Dear Investor,

Now you can sell your Magyar Telekom Plc. ADRs directly without transaction costs and regain control of your money. Series D of Tender Investors, LLC, a Delaware series limited liability company will pay you $12.15 per ADR. Move your capital into a more liquid investment that may better fit your current needs. This offer expires on December 6, 2010, so you must act soon if you want to sell via this offer.

Why take advantage of this opportunity today?

•         Guarantee your cash now.  Sell today and ensure you get your money out from this security.

•         Sell your ADRs before the ADRs are delisted from the New York Stock Exchange (“NYSE”).  Magyar Telekom Plc. (“Company”) has announced that it intends to delist its ADRs from the NYSE prior to the end of 2010.  If the Company does delist the ADRs, it is possible that the Company’s ADRs will become less liquid, which means that trading the ADRs will become more difficult and there may be fewer buyers for those desiring to sell. There is no assurance that following delisting from the NYSE the ADRs will be listed for trading on any liquid market in the US.  In addition, if the ADRs are delisted, the Company will not have to comply with the accounting and other disclosures and rules of the NYSE, which have been established to ensure more transparency and full disclosure to investors.

•         Avoid Transaction Expenses/Commissions. By selling directly via this tender offer you can sell all your shares without any third party transaction expenses[1] at a known price by simply signing the attached Assignment Form/Letter of Transmittal.

If you act today, we will mail your check promptly after the expiration of this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form/Letter of Transmittal. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (510) 619-3637 or email us at offer@tendermanagerllc.com.

Sincerely,

Brent Donaldson
Arnold Brown
For Tender Investors Manager, LLC

P.S. Remember, this offer expires at 11:59 PM Eastern Time on December 6, 2010 (unless extended). So don't delay. Fill out and mail in the Magyar Telekom Plc. Assignment Form/Letter of Transmittal today.

[1] Selling shareholders should confirm that their broker does not charge any fee for this type of direct sale